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                           February 3, 2022

       Tatiana Feneva
       Chief Executive Officer
       TANICO, INC.
       387 Whitby Shores Greenway
       Whitby, Ontario L1N 9R6 Canada

                                                        Re: TANICO, INC.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 27,
2022
                                                            File No. 333-261643

       Dear Ms. Feneva:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Description of Business
       Governmental and Industry Regulations, page 22

   1. We note your response to prior comment 5. Please expand your disclosure to discuss the specific governmental
and industry regulations to which the company will be subject, including federal and
state consumer data privacy laws, and state whether the company expects to be in
compliance with such laws and regulations upon implementing the business plan.
 Tatiana Feneva
FirstName LastNameTatiana Feneva
TANICO, INC.
Comapany3,NameTANICO,
February   2022         INC.
February
Page 2 3, 2022 Page 2
FirstName LastName
Item 9. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure, page 35

2. Your disclosures indicate that the effectiveness of your internal control over financial reporting as of September 30, 2021 has been audited by JLKZ CPA LLP, an independent registered public accounting firm, as stated in its attestation report, which is included in
         Item 8 and is incorporated into this Item 9A by reference. However, the auditor's report indicates that JLKZ CPA LLP expresses no such opinion. Please advise.
Exhibit Index, page 41

3.       We note the consent of the Independent Registered Public Accounting
Firm is
         incorporated by reference to Exhibit 23.1 of the registration statement on Form S-1 filed on December 14, 2021. Please note that a new consent is required prior to the effectiveness of a registration statement if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days. In addition, a consent required in the registration statement may only be incorporated by reference from the earlier registration statement with respect to the offering if such consent expressly provides for such incorporation.
General

4. Provide us with a legal analysis of whether or not the company is a shell company, as such term is defined in Rule 405 of the Securities Act. If the company is a shell company, please disclose this on the cover page and in the description of business section and add a risk factor that highlights the consequences of your shell company status.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Joshua Shainess, Legal Branch Chief, at
(202) 551-7951
with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Mont Tanner, Esq.